Exhibit 12.1

Gastar Exploration Ltd.

Computation of Ratio of Earnings to Fixed Charges

	For the Three Months Ended March 31,		For the Years Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
			(in thousands)
Earnings:
Net income (loss)	$1,087	$(10,955)	$(30,540)	$(84,839)	$(25,692)	$(12,776)	$(4,947)
Add back: Fixed charges, shown below	2,114	4,026	30,011	16,052	15,482	3,265	2,568
Add back: Amortization of capitalized interest	7	—	5	—	—	—	—
Subtract: capitalized interest	(2,371)	—	(1,857)	—	—	—	—

Income (loss), as adjusted	$837	$(6,929)	$(2,381)	$(68,787)	$(10,210)	$(9,511)	$(2,379)

Fixed Charges:
Interest expensed, net of capitalized interest	$1,633	$2,866	$9,844	$11,339	$10,456	$957	$1,204
Amortization of financing costs	463	1,077	4,235	4,260	3,449	2,291	1,363
Early extinguishment of debt	—	—	15,684	—	1,356	—	—
Estimated interest portion of rentals charged to expense	18	83	248	453	221	17	1

Fixed charges	$2,114	$4,026	$30,011	$16,052	$15,482	$3,265	$2,568

Income (deficiency) to fixed charges	$(1,277)	$(10,955)	$(32,392)	$(84,839)	$(25,692)	$(12,776)	$(4,947)
Ratio of earnings to fixed charges	—	—	—	—	—	—	—